Securities and Exchange Commission
Public Filing Desk
450 5th Street, N.W
Washington, D.C. 20549


June 7, 2005


Re:  Next Generation Media Corp.
     Form 10-KSB for the year-ended December 31, 2004
     Filed April 1, 2005
     File No. 002-74785-B

Ladies and Gentlemen:

This letter is filed in response to your letter dated May 13, 2005, wherein certain requests for additional or clarifying information were requested. Below are your comments and Next Generation Media Corp.'s (the "Company") response thereto.

Section 302 Certifications

1. Please revise to remove your exhibits from the body of the periodic report. The exhibits should be separately filed and tagged on EDGAR as exhibits, and not appended to the body of the periodic report.

The certifications have been listed as exhibits in all of the amendments filed for periods ending March 31, 2004, June 30, 2004, September 30, 2004, December 31, 2004 and March 31, 2005.

2. In addition, your certifications do not comply with the form as specified in Rule 13a-14. Please amend your Form 10-KSB to provide certifications so that these certifications conform exactly with the form of Rule 13a-14(a) set forth in Item
601(b)31 of Regulation S-B.

The certifications have been listed as exhibits in all of the amendments filed for periods ending March 31, 2004, June 30, 2004, September 30, 2004, December 31, 2004 and March 31, 2005.

Independent Auditor's Report

3. Please have your auditors revise their report to refer to "the standards of the Public Company Accounting Oversight Board
(United States) as required by PCAOB Auditing Standard No. 1.

The reports have been revised in all of the amendments filed for periods ending March 31, 2004, June 30, 2004, September
30, 2004, December 31, 2004 and March 31, 2005.

Consolidated Statement of Operations

4. Addressing the relevant accounting literature, tell us your basis for recording $188,673 of gain or settlement of debt in 2004.

FAS-15 provides for the recognition of gain on the restructuring of debt. During 2004, the Company settled a debt to the Commonwealth of Virginia for back sales tax and recognized a gain from settlement of debt of $188,673.

Consolidated Statements of Stockholders' Equity

5. Revise to reflect the amount of net income recorded for the year-ended December 31, 2004.

The reports have been revised in all of the amendments filed for periods ending March 31, 2004, June 30, 2004, September
30, 2004, December 31, 2004 and March 31, 2005.

Note 1. Summary of Significant Accounting Policies

Intangibles

6. You state that you have recorded goodwill based on the difference between the cost and the fair value of certain purchased assets and it is being amortized on a straight-line basis over the estimated period of benefit, which ranges from 5 to 10 years. We note that you have recorded goodwill amortization of $135,684 for 2004 and 2003. Note that goodwill should not be amortized under paragraph 18 of SFAS 142 effective January 1, 2002. As such, please restate your financial statements for the years affected and advise us.

The reports have been revised in all of the amendments filed for periods ending March 31, 2004, June 30, 2004, September
30, 2004, December 31, 2004 and March 31, 2005.

7.  Further, advise us and disclose your impairment policy
(measurement and recognition) for goodwill in accordance with paragraphs 19-22 of SFAS 142.

The Company reviews the carrying values of its long-lived assets for possible impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of the assets should be addressed. The Company performs an assessment of the fair value of its sole reporting segment as defined by SFAS No. 142 and compares it to the carrying value of its reporting segment. Should the company's Market capitalization be less then book value, the company performs further analysis. The Company may then determine the fair value of its assets on a class-by-class basis. The fair values of the Company's assets are then analyzed based upon the expected cash flow from the Company's business, assuming a discount rate that reflects the degree of risk involved with this type of business.

Revenue Recognition

8. We note from Note 1 that you have 53 area franchise license agreements in the U.S. You state that 'franchise support and other fees are recognized when billed to the franchisee'. Advise us and disclose the significant terms of your franchise agreements and the revenue earning process for 'initial franchise fees' and 'franchise support and other fees'.

The Company recognizes revenue from the design production and printing of coupons upon delivery. Revenues from initial franchise fee are recognized when substantially all services or conditions relating to the sale have been substantially performed. Substantially all services or conditions are performed prior to receipt of payment from the franchisee. Franchise support of $150 per quarter and other charges are recognized when billed to the franchisee. Amounts billed or collected in advance of final delivery or shipments are reported as deferred revenue.

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Amendments, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Darryl Reed, its President